Exhibit 16.1
November 17, 2021

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated November 17, 2021, of Brookfield Real Estate Income Trust Inc. and are in agreement with the statements contained in paragraphs two, three and four therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP